EXHIBIT 21.1
TOREADOR RESOURCES CORPORATION
AND SUBSIDIARIES AS OF MARCH 2006

Company	Jurisdiction

Toreador Resources Corporation	Delaware
Toreador Exploration & Production Inc.	Texas
Tormin, Inc.	Delaware
Toreador Acquisition Corporation.	Delaware
Toreador Energy France SCS	France
Toreador Hungary Ltd.	Hungary
Toreador Exploration Ltd.	Cayman islands
Toreador Romania Ltd.	Cayman islands
Toreador Resources Corp. USA Sucursaia Bucuresti (Branch Office)	Romania
Toreador Holdings International SRL	Barbados
Toreador Trinidad Exploration & Production Ltd	Trinidad
Toreador Turkey Ltd.	Cayman Islands
Madison Oil Company	Delaware
Madison (Turkey), Inc.	Delaware
Madison Petroleum, Inc.	Delaware
Madison Oil Company Europe	Delaware
Madison Oil France, S.A.S.	France
Capstone Royalty of Texas, LLC (50%)	Texas
EnergyNet.com, Inc.(35%)	Texas
ePsolutions (45%)	Texas